FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 24, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2010 Annual General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s 2010 Annual General Meeting of Shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Asaf Alperovitz
Chief Financial Officer

Date: February 28, 2011

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692,

Israel

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, March 29, 2011 at 3:00 p.m. Israel local time (the "Meeting").

As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2010 and 2011 fiscal years and for an additional period until the next Annual General Meeting, (2) re-elect Mr. Shimon Eckhouse, the Company’s Chairman of the Board of Directors, whose current term expires at the Meeting, as a Class III director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected, (3) re-elect Dr. Michael Anghel and Mr. Dan Suesskind, the Company’s external directors, for a three-year term, effective as of November 7, 2011, in accordance with the provisions of the Israeli Companies Law, (4) approve directors' compensation, (5) approve an increase in the Company's authorized share capital from NIS 1,000,000 to NIS 1,300,000 and to amend the Company's Articles of Association to reflect such increase, and (6) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible. Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse
Chairman of the Board
February 28, 2011

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on March 29, 2011

The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, March 29, 2011 at 3:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors (the "Meeting"), for the following purposes:

1.	Approve and ratify the re-appointment of independent auditors for the Company’s 2010 and 2011 fiscal years and for an additional period until the next Annual General Meeting;

2.
Re-elect Mr. Shimon Eckhouse, the Company’s Chairman of the Board of Directors, whose current term expires at the Meeting, as a Class III director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected;

3.
Re-elect Dr. Michael Anghel and Mr. Dan Suesskind, the Company’s external directors for a three-year term, effective as of November 7, 2011, in accordance with the provisions of the Israeli Companies Law;

4.	To approve directors' compensation;

5.	Approve an increase in the Company's authorized share capital from NIS 1,000,000 to NIS 1,300,000 and to amend the Company's Articles of Association to reflect such increase; and

6.	Approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

The Company will also present to the meeting the financial statements of the Company for the fiscal years ended December 31, 2009 and December 31, 2010, pursuant to the provisions of the Israeli Companies Law 1999 (the “Companies Law”). These financial statements are also available on the Company’s web site: http://www.syneron.com.

Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”) on Thursday, February 24, 2011, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the Annual General Meeting, please date, sign and return the enclosed proxy card no later than 48 hours before the time of the Meeting, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

Mr. Asaf Alperovitz
Chief Financial Officer

Yokneam Illit, Israel
February 28, 2011

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact
Asaf Alperovitz, Chief Financial Officer at +972 (73) 244-2200.

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
MARCH 29, 2011

INTRODUCTION

This proxy statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Syneron Medical Ltd., an Israeli corporation, of proxies for use at the Annual General Meeting of shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, March 29, 2011 at 3:00 p.m. Israel local time, and at any and all postponements and adjournments thereof (the "Meeting"). Unless the context otherwise requires, references in this Proxy Statement to "Syneron," the "Company," "we" or "our" refer to Syneron Medical Ltd.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General

At the Annual General Meeting, the shareholders of the Company are being asked to consider and to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2010 and 2011 fiscal years and for an additional period until the next Annual General Meeting, (2) re-elect Mr. Shimon Eckhouse, the Company’s Chairman of the Board of Directors, whose current term expires at the Meeting, as a Class III director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected, (3) re-elect Dr. Michael Anghel and Mr. Dan Suesskind, the Company’s external directors, for a three-year term in accordance with the provisions of the Israeli Companies Law effective as of November 7, 2010, (4) approve directors’ compensation, (5) approve an increase in the Company's authorized share capital from NIS 1,000,000 to NIS 1,300,000 and to amend the Company's Articles of Association ("Articles") to reflect such increase, and (6) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR each of the proposals listed in this proxy statement to the extent permitted by applicable law. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is February 28, 2011. This proxy statement and the accompanying proxy card are also available to the public through the Securities and Exchange Commission (the "Commission") website at http://www.sec.gov.

Principal Executive Office

The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Yokneam Industrial Zone, P.O. Box 550, Yokneam Illit, 20692, Israel, and our telephone number there is +972 (73) 244-2200.

Record Date, Quorum and Voting

February 24, 2011 has been set as the record date for the Annual General Meeting. Only shareholders of record on February 24, 2011, will be entitled to notice of and to vote at the Annual General Meeting. On February 15, 2011, 34,799,881 ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), were outstanding (excluding treasury shares). Each outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposals One, Two, Four, and Five.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal Three, so long as either: (i) the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the Company.

The presence, in person or by proxy, of at least two shareholders holding at least 40% or more of the voting power of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. If within half an hour from the time appointed there are not sufficient votes for a quorum, the Annual General Meeting will be adjourned by seven days to April 5, 2011, at 3:00 p.m. Israel local time, in order to permit the further solicitation of proxies. At such adjourned meeting the necessary quorum for the business for which the original meeting was called shall be one shareholder holding any number of shares.

Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Votes that are withheld and broker non-votes will be excluded entirely from the vote.

Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received by no later than 48 hours prior to the Meeting, that is on or before March 27, 2011, at 3:00 p.m., Israel local time.

Shareholders wishing to express their position on an agenda item for the Annual General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Asaf Alperovitz, at Tavor Building, Yokneam Industrial Zone, Yokneam Illit 20692, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K. Position Statements should be submitted to the Company no later than March 3, 2011.

Revocation of Proxies

Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by delivering to the Chairman of the Board of Directors of the Company, prior to the commencement of the Annual General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above.

Expenses and Solicitation

The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. Brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and we will reimburse such persons for their reasonable expenses so incurred.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law of 1999.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVE AND RATIFY THE RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR
THE COMPANY’S 2010 AND 2011 FISCAL YEARS AND AN ADDITIONAL PERIOD UNTIL
THE NEXT ANNUAL GENERAL MEETING

In accordance with the Companies Law, the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the Meeting, shareholders will be asked to approve and ratify the re-appointment of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s fiscal year ending December 31, 2010 and for the Company’s fiscal year ending December 31, 2011 and for an additional period until the next Annual General Meeting.

Under the Company's Articles of Association, the Board of Directors (or a committee of the Board of Directors, if such determination was delegated to a committee) is authorized to determine the independent auditor's remuneration. In addition, under the corporate governance rules of the Nasdaq Global Market, the Audit Committee must be directly responsible for the remuneration of the independent auditor. In order to comply with both its Articles of Association and the corporate governance rules of Nasdaq, the Company has adopted a policy in which the Audit Committee approves the fees, and thereafter the Board of Directors approves the fees.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the Company’s fiscal year ending December 31, 2010 and for the Company’s fiscal year ending December 31, 2011 and for an additional period until the next Annual General Meeting, be, and it hereby is, approved, and that the Board be, and it hereby is, authorized, subject to the approval by the Audit Committee, to fix the remuneration of such independent auditors in accordance with the volume and nature of their services.”

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 2

RE-ELECT SHIMON ECKHOUSE AS CHAIRMAN OF THE BOARD OF DIRECTORS

According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). Our directors are elected in three staggered classes. At every Annual General Meeting, one class of directors is elected to hold office until the end of the third Annual General Meeting following the election, and so the regular term of only one class of directors expires annually. At this Annual General Meeting, the term of the third class, currently consisting of Shimon Eckhouse, will expire.

The Nomination Committee and the Board of Directors have recommended to re-elect Mr. Eckhouse, the Company’s Chairman of the Board of Directors, as the Class III director, to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected.

Dr. Shimon Eckhouse has served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., NanoCyte Ltd., Tulip Ltd., and Navotek Ltd., Rapid Medical Ltd. and RealView Ltd. Dr. Eckhouse was a co-founder of ColorChip Inc. and served as its chairman from 2003 to January 2004 and again since 2007, and as its chief executive officer from 2001 to 2003. Dr. Eckhouse was the chairman and chief executive officer of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

The Company has been advised by Mr. Shimon Eckhouse that he is willing to be named as a director nominee herein and is willing to serve as a director if elected. However, if Mr. Eckhouse should be unable to serve as a director, the enclosed proxy will be FOR a substitute nominee selected by the Board of Directors.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, that Mr. Shimon Eckhouse, the Company’s Chairman of the Board of Directors, be re-elected as the Class III director, to hold office until the end of the third Annual General Meeting of Shareholders to be held after the Meeting or until a successor has been duly elected."

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the election of Mr. Eckhouse.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 3

RE-ELECT DAN SUESSKIND AND MICHAEL ANGHEL AS EXTERNAL DIRECTORS

The Company’s Board of Directors is soliciting the shareholders meeting to re-elect each of Dr. Michael Anghel and Mr. Dan Suesskind to serve as “external directors” of the Company for a three year term in accordance with the provisions of the Companies Law, effective as of November 7, 2010.  As of this Annual General Meeting, the terms of our external directors, currently consisting of Dr. Anghel and Mr. Suesskind, have expired.  Messrs. Anghel and Suesskind have already served two consecutive three year terms as external directors with the first term beginning in November 2004 and the second term beginning November 2007.

Under the Israeli Companies Law, a publicly traded company must appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director of a company if the person or the person’s relative, partner, employer, anyone the person is subject to, directly or indirectly, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with such company, any entity controlling such company or any entity controlled (as of the date of the person’s appointment to serve as external director, or during the two years preceding that date) by or under common control with such company.  The term “affiliation” includes:

☐	an employment relationship;
☐	a business or professional relationship maintained on a regular basis;
☐	control; and
☐	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

In addition, no person may serve as an external director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as an external director, or may impair his ability to serve as a director.

At least one of the external directors is required to have “financial and accounting expertise” and the other external director(s) are required to have “professional competence” As provided by regulation, a director having "financial and accounting expertise" is a person who, due to his or her education, experience and qualifications, is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. The assessment of a director's "financial and accounting expertise" shall be made by the board of directors. A director having "professional competence" is a person who has an academic degree in either economics, business administration, accounting, law or public administration, or who has an academic degree in an area relevant to the main business sector of the company or in a relevant area for the position as a director, or who has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public sector or in a senior position in the field of the company’s business.

Our board of directors determined that Dr. Michael Anghel and Mr. Dan Suesskind have "financial and accounting expertise". The Companies law provides for an initial three-year term for an external director, which may be extended for one additional three-year term.  In the case of public companies whose shares are listed on a non-Israeli exchange, such as the Company, external directors may be re-elected to serve an unlimited number of additional terms if the audit committee and afterwards the board of directors determine that election for an additional term or terms benefits the company in light of the External Director’s expertise and special contribution to the board of directors and its committees. The Company’s Audit Committee and Board of Directors have determined that the appointment of Dr. Michael Anghel and Mr. Dan Suesskind as external directors for an additional three-year term will benefit the Company and accordingly recommend that the shareholders approve the appointment of Dr. Michael Anghel and Mr. Dan Suesskind as External Directors.

Below is information about Dr. Anghel and Mr. Suesskind.

Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the Chief Executive Officer of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. Since 1977, Dr. Anghel has been directly involved as a senior executive of a major Israeli holdings company, in the founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel served as a director of major publicly listed corporations and a number of financial institutions. Dr. Anghel is currently a director of Bioline Rx Ltd. (TASE: BLRX), Evogene Ltd. (TASE/Nasdaq: EVGN), Dan Hotels Ltd. (TASE: DANH), Partner Communications Company Ltd. (TASE/Nasdaq: PTNR), Strauss Group Ltd. (TASE: STRS), Orbotech Ltd. (Nasdaq: ORBK), and Chairman of the Board of Gravity Ltd. and several other private companies. Dr. Anghel is the Chairman of the Board of CET – the Israeli Center for Education Technology. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel is currently the Chairman of the university’s executive program. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

Mr. Dan Suesskind has served as a director since November 2004. Until 2008, Mr. Suesskind has held numerous positions with Teva Pharmaceutical Industries Ltd. (TASE/Nasdaq: TEVA) since 1976. Mr. Suesskind served as Teva’s Chief Financial Officer from 1977 until 2008, as a director from 1981 until 2001 and as of January 2010. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind currently serves as a director of the Jerusalem Foundation,  Board of Trustees of Hebrew University, Ness Technologies Inc., and Migdal Insurance Company Ltd. Mr. Suesskind received his B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

The Company has been advised by each of Dr. Michael Anghel and Mr. Dan Suesskind that he is willing to be named as director nominees herein and are willing to serve as a director if elected. However, if either of the nominees should be unable to serve as a director, the enclosed proxy will be FOR a substitute nominee selected by the Board of Directors.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that each of Dr. Michael Anghel and Mr. Dan Suesskind are hereby re-elected as the Company’s External Directors for a three-year term, effective as of November 7, 2010, in accordance with the provisions of the Israeli Companies Law."

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-election of Dr. Anghel and Mr. Suesskind.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal Three, so long as either: (i) the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the Company.

PROPOSAL NO. 4

APPROVAL OF DIRECTORS’ COMPENSATION

It is proposed to approve the following new compensation package to non-executive directors and External Directors:

•	A Board of Directors or committee meeting participation fee of $1,000. Participation via conference call shall entitle the director to 50% of the participation fee;

•	An annual fee of $30,000 (“Annual Fee”);

•	An additional fee of $5,000 to the Annual Fee for the chairmen of the Company’s audit and compensation committees;

•
An annual grant of 15,000 options or 5,000 restricted share units during the term of service by the director per each full year of service as a member of the Board of Directors and its committees.  The exercise price and other terms shall be determined by the Compensation Committee in each such annual grant and such additional terms as provided in the Company's incentive stock option plan that is then in effect; and

•	The directors will be entitled to reimbursement of out of pocket expenses as provided by applicable laws and the Company's policy.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that, in light of the recommendations of the Compensation Committee and the Audit Committee, the non-executive director and External Director compensation package is hereby approved.”

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Board Recommendation and Required Vote

The Board of Directors, in light of the recommendations of the Compensation Committee and the Audit Committee, recommends that you vote FOR the approval of the non-executive director and External Director compensation package

PROPOSAL NO. 5

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 1,000,000, consisting of 100,000,000 Ordinary Shares, NIS 0.01 par value per share.  As of February 15, 2011, 36,051,455 Ordinary Shares of the Company were issued and outstanding (including 1,251,574 treasury shares held by the Company through a trustee).  In addition, as of such date, 3,609,762 Ordinary Shares were reserved for issuance pursuant to the Company's Israeli share option plans, and 48,012,053 Ordinary Shares were reserved for issuance pursuant to the Shareholders’ Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, dated as of December 31, 2010 (the "Rights Agreement").  As a result, as of February 15, 2011, the Company had approximately 5,478,547 Ordinary Shares available for future issuance (taking into account shares which would need to be reserved pursuant to the Rights Agreement in connection with any such future issuance).

The Board recommends that at the Meeting, the shareholders approve an increase of the authorized share capital of the Company by an additional NIS 300,000.  The Board believes that the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without added delay and expenses.  These opportunities could include, without limitation, subject to receipt of all requisite approvals under the Israeli Law, the issuance of additional shares to acquire other businesses or to complete other transactions or investments, to make future grants under the Company's Israeli share option incentive plans, or for other corporate purposes.

Following the proposed increase in the authorized share capital, the total authorized share capital of the Company would be NIS 1,300,000, consisting of 130,000,000 Ordinary Shares, NIS 0.01 par value per share.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to increase the number of shares included in the Company's authorized share capital by an additional NIS 300,000"; and

“RESOLVED, that Article 5 of the Company's Articles of Association be amended to read as follows:

5. The authorized share capital of the Company is NIS 1,300,000 divided into 130,000,000 Ordinary Shares of NIS 0.01 each, subject to amendments from time to time by resolutions of the general meeting of the shareholders.”

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the approval of the increase of authorized share capital.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

* * * * * *

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SYNERON MEDICAL LTD.

March 29, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.	1.

TO APPROVE AND RATIFY THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS OUR INDEPENDENT AUDITORS FOR THE COMPANY'S 2010 AND 2011 FISCAL YEARS AND FOR AN ADDITIONAL PERIOD UNTIL THE NEXT ANNUAL GENERAL MEETING.

			FOR ☐	AGAINST ☐	ABSTAIN ☐
PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.	2.
TO RE-ELECT MR. SHIMON ECKHOUSE, THE COMPANY'S CHAIRMAN OF THE BOARD OF DIRECTORS, WHOSE CURRENT TERM EXPIRES AT THE MEETING, AS A CLASS III DIRECTOR TO HOLD OFFICE UNTIL THE END OF THE THIRD ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD AFTER THE MEETING OR UNTIL A SUCCESSOR HAS BEEN DULY ELECTED.

			FOR ☐	AGAINST ☐	ABSTAIN ☐
	3.	TO RE-ELECT DR. MICHAEL ANGHEL, THE COMPANY'S EXTERNAL DIRECTOR, FOR A THREE-YEAR TERM, EFFECTIVE AS OF NOVEMBER 7, 2011, IN ACCORDANCE WITH THE PROVISIONS OF THE ISRAELI COMPANIES LAW.	FOR ☐	AGAINST ☐	ABSTAIN ☐
		ARE YOU A CONTROLLING SHAREHOLDER IN THE COMPANY (AS DEFINED IN THE ISRAELI COMPANIES LAW) OR VOTING ON BEHALF OF A CONTROLLING SHAREHOLDER? - MUST BE COMPLETED FOR VOTE TO BE COUNTED.	YES ☐	NO ☐
	4.	TO RE-ELECT MR. DAN SUESSKIND, THE COMPANY'S EXTERNAL DIRECTOR, FOR A THREE-YEAR TERM, EFFECTIVE AS OF NOVEMBER 7, 2011, IN ACCORDANCE WITH THE PROVISIONS OF THE ISRAELI COMPANIES LAW.	FOR ☐	AGAINST ☐	ABSTAIN ☐
		ARE YOU A CONTROLLING SHAREHOLDER IN THE COMPANY (AS DEFINED IN THE ISRAELI COMPANIES LAW) OR VOTING ON BEHALF OF A CONTROLLING SHAREHOLDER? - MUST BE COMPLETED FOR VOTE TO BE COUNTED.	YES ☐	NO ☐
	5.	TO APPROVE THE COMPENSATION FOR OUR NON-EXECUTIVE DIRECTORS AND EXTERNAL DIRECTORS; AND	FOR ☐	AGAINST ☐	ABSTAIN ☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	6.	TO APPROVE AN INCREASE IN THE COMPANY'S AUTHORIZED SHARE CAPITAL FROM NIS 1,000,000 TO NIS 1,300,000 AND TO AMEND THE COMPANY'S ARTICLES OF ASSOCIATION TO REFLECT SUCH INCREASE.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SYNERON MEDICAL LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Syneron Medical Ltd. (the "Company"), do hereby nominate, constitute and appoint Dr. Shimon Eckhouse, Mr. Asaf Alperovitz and Mr. Leor Porat, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of February 24, 2011, at the Annual General Meeting of Shareholders to be held on March 29, 2011 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)